FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_____________.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date 9 June 2004	By
Name: J Nicholls Title: Deputy Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 May – 31 May 2004

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Listing particulars (4 May 2004)	Announcement Company purchases its own securities. (26 May 2004)
Announcement Company purchases its own securities (4 May 2004)	Announcement Transfer of Shares by Diageo Share Ownership Trustee Limited. (28 May 2004)

Announcement
Company purchases its own securities
(6 May 2004)
Announcement
Appointment of Jon Symonds as
Director and Director Shareholdings
(7 May 2004)
Announcement
Messrs Walsh and Rose and Lord
Blyth inform the company of their
beneficial interests
(10 May 2004)
Announcement
Company purchases its own securities.
(10 May 2004)
Announcement
Company purchases its own securities.
(12 May 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited
(14 May 2004)
Announcement
Company purchases its own securities.
(18 May 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited
(20 May 2004)

Company	Diageo PLC
TIDM	DGE
Headline	Listing Particulars
Released	07:00 4 May 2004
Number	2202Y

FORMAL NOTICE FOR SPECIALIST SECURITIES PUBLICATION DATE:	4 May 2004
Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	US$5,000,000,000 Programme for the Issuance of Debt Instruments

ISSUERS:	Diageo PLC Diageo Capital B.V Diageo Finance PLC

INCORPORATED IN:	England and Wales The Netherlands England and Wales

GUARANTOR	Diageo PLC

INCORPORATED IN:	England and Wales

Authorised Adviser	Morgan Stanley & Co. International Limited

Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA	Diageo PLC 8 Henrietta Place London W1G 0NB	Diageo Capital B.V Molenwerf 10-12 1014 BG Amsterdam The Netherlands	Diageo Finance PLC 8 Henrietta Place London W1G 0NB

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:05 4 May 2004
Number	2842Y

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 761.3502p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:48 6 May 2004
Number	3927Y

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 759.6452p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Appointment of Director and Director Shareholdings
Released	10:51 7 May 2004
Number	PRNUK-0705

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPHS 4 AND 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces the following in respect of Jonathan Symonds, who was appointed a Director of the Company on 1 May 2004:

1.	In respect of Chapter 16 paragraph 4(a), apart from his current directorship of a publicly quoted company notified on 19 February 2004, there are no other directorships of publicly quoted companies to disclose;

2.	In respect of Chapter 16 paragraph 4(b), there are no such details to disclose; and

3.	At the date of his appointment as a Director of the Company, Mr Symonds had a holding of 5,000 ordinary shares of 28 101/108 pence (‘Ordinary Shares’) in the Company. These shares were purchased on 17 March 2004 at a price of 728 pence per share.

The Company further announces that it received notification on 7 May 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 263 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold on 30 April 2004 at a price per Ordinary Share of £7.6105 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
30.04.04	263	£7.6105

As a result of the above transactions, the total holding of the Trust now amounts to 3,241,486 ordinary shares.

7 May 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:13 10 May 2004
Number	PRNUK-1005

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 10 May 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i) the Trustee purchased 44,850 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 May 2004 at a price of £7.52 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) that the following directors of the Company were allocated Ordinary Shares on 10 May 2004 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	25
P S Walsh	25

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.52.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	172,274
P S Walsh	671,921

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 May 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,286,336 Ordinary Shares.

2) that it received notification on 10 May 2004 from Lord Blyth that he has purchased 991 Ordinary Shares on 10 May 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.52.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 41,656.

10 May 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:08 10 May 2004
Number	5087Y

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 755.2523p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:40 12 May 2004
Number	6082Y

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 760.087p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:28 14 May 2004
Number	PRNUK-1405

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 14 May 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 800 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 2,636 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 10 May 2004 and 12 May 2004 at prices per Ordinary Share of £7.561 and £7.616 respectively, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
10.05.04	181	£7.561
12.05.04	619	£7.616

Date of
Transaction	No of Ordinary Shares Transferred
13.05.04	2,636

The total holding of the Trust now amounts to 3,282,900 ordinary shares.

14 May 2004

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:37 18 May 2004
Number	8235Y

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 736.9716p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:44 20 May 2004
Number	PRNUK-2005

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 20 May 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 245 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 5,048 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 14 May 2004 and 17 May 2004 at prices per Ordinary Share of £7.5405 and £7.4453 respectively, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
14.05.04	177	£7.5405
17.05.04	68	£7.4453

Date of
Transaction	No of Ordinary Shares Transferred
17.05.04	5,048

The total holding of the Trust now amounts to 3,277,607 ordinary shares.

20 May 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:38 26 May 2004
Number	1224Z

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 720.3003p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:12 28 May 2004
Number	PRNUK-2805

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 28 May 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 354 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 21 May 2004 at a price per Ordinary Share of £7.2605 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

The total holding of the Trust now amounts to 3,277,253 ordinary shares.

28 May 2004

END